

July 21, 2015

Via E-Mail
Christopher M. Crain, Esq.
General Counsel
Houlihan Lokey, Inc.
10250 Constellation Blvd., 5th Floor
Los Angeles, CA 90067

> **Re:** **Houlihan Lokey, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 10, 2015**
> **Commission File No. 333-205610**

Dear Mr. Crain:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Description of Indebtedness, page 118

1. We note your disclosure on page 48 and elsewhere that you will assume Fram's obligations with respect to a number of promissory notes issued to certain of your former employees. Please revise your disclosure, either in this section or in another appropriate portion of the registration statement, to explain more fully your continuing obligations with respect to the notes.

2. We note that you plan to issue a subordinated promissory note to ORIX USA in order to fund part of the pro rata distribution to your existing owners prior to the consummation of the offering. Please expand your disclosure to include a brief description of the relative rights of your creditors to any of your assets upon the occurrence of a default or event of

default under either of these arrangements. Please also tell us about any inter-creditor agreement that you are a party to as well as any other material documentation related to your post-offering debt capital structure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Stephanie Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Will Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel